File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 8, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

September 8, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

               NEWS RELEASE

      For Immediate Release

Norsat Unveils GLOBETrekker ––

The Next Generation of Ultra-Portable Satellite Systems

(Amsterdam, The Netherlands ) September 9 , 2005, 12 :00 PM C EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today unveiled the new Norsat GLOBETrekker, a revolutionary backpackable, broadband satellite system, at the IBC 2005 Exhibition in Amsterdam.

The GLOBETrekker is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice - anywhere in the world – even in harsh and hostile conditions. It is sleekly designed to be carried in a backpack, is airline checkable, fits in small vehicles and is even helicopter- and parachute- friendly.

“This signals a significant development in the industry in three areas – portability, intelligence and durability,” explained William Coyne III, President and CEO of Norsat. “No longer do you need to lug your transit cases to move your satellite system from place to place. Secondly, the GLOBETrekker has sophisticated ‘built-in intelligence.’ Our sensor driven system manager automatically monitors and adjusts for environmental operating conditions such as moisture, sand and rain. This is significant as it means that the system can operate effectively even in harsh weather conditions. Thirdly, Norsat has added additional ruggedized features to enable the GLOBETrekker to be operational even in the most arduous situations. Norsat is setting a new standard for satellite communications.”

The GLOBETrekker is particularly well suited for “grab-and-go” applications and “temporary situations” - wherein broadband communications need to be initiated quickly and on very short notice or on a temporary basis. Its ergonomically designed backpack and overall “quick-connect” design enables users to transport, assemble, operate and disassemble quickly and discreetly.  This is particularly appealing to journalists, disaster relief agencies, the military and first responders – all of which are often given very short notice of an impending assignment. This is also of interest to companies seeking an emergency backup system or VIPs seeking to establish a reliable broadband connection while they are traveling.

The GLOBETrekker is equipped with sophisticated “built-in” intelligence. The GLOBETrekker’s Sensor Driven System Manager is housed in a single board computer, which acts as the nerve center of the entire system. It continuously monitors the internal environment of the system and automatically counters harsh weather elements (extreme temperatures, sand and humidity) by engaging built-in defenses.

This latest addition to Norsat’s product portfolio has been designed to withstand harsh transport and operating conditions.  The GLOBETrekker sports three physical layers of protection including a hard shell exterior, shock absorbing foam inserts and shock-mounted baseband.

The GLOBETrekker supports data transmission rates of up to four megabits per second. It is capable of operating on multiple bands, including the Ku, Ka and X bands.  The GLOBETrekker is a highly integrated system which includes a 1m carbon fiber antenna, RF electronics, motorized azimuth/elevation superstructure, motorized feed assembly, built-in inclinometer, compass, GPS and a baseband unit with a modem, spectrum analyzer, DVB-S receiver, Ethernet switch, DC-DC converter and shock protected chassis.

"The response already has been extremely positive,” Coyne said.  “GLOBETrekker is the right product at the right time for a broad array of applications.“

Norsat is currently accepting advance orders for this new product. Norsat can be found in Booth OEE145 in the Outdoor Europa Exhibit Area at IBC 2005 in Amsterdam, between September 9th and September 13th, 2005, and at Booth 1145 in the Canadian Pavilion section of DSEi at the ExCeL  Centre in London, between September 13th and 16th, 2005.

Looking Forward Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes includes therein for the three months ended June 30, 2005, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the Company’s 2004 Annual Report.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2004, and other information related to the Company, may be found on the company’s website at www.norsat.com .

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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